Exhibit 12.1

	Six months ended
	June 30, 2010	2009	2008	2007	2006	2005

Earnings (losses):
Losses before income taxes	(38,703)	(125,481)	(103,690)	(134,196)	(167,927)	(203,082)
Gain on debt restructuring	–	–	(130,698)	–	–	–
Amortization of capitalized interest (a)	–	–	–	–	–	4,206
Interest capitalized (d)	–	–	(3,636)	(10,109)	(5,692)	(2,793)
	(38,703)	(125,481)	(238,024)	(144,305)	(173,619)	(201,669)

Fixed Charges:
Amortization of expenses related to indebtedness (b)	7,716	16,667	12,862	11,749	10,246	523
Interest expenses (c)	11,352	29,391	20,174	33,444	39,264	32,362
Interest capitalized (d)		–	3,636	10,109	5,692	2,793
Total Fixed Charges	19,068	46,058	36,672	55,302	55,202	35,678

Earnings (losses), as adjusted	(19,635)	(79,423)	(201,352)	(89,003)	(118,417)	(165,991)
Ratio of earnings to fixed charges	(1)	(2)	(3)	(4)	(5)	(6)

(1)	Earnings as adjusted were inadequate to cover fixed charges by $38.7 million in the six months ended June 30, 2010.
(2)	Earnings as adjusted were inadequate to cover fixed charges by $125.5 million in 2009.
(3)	Earnings as adjusted were inadequate to cover fixed charges by $238.0 million in 2008.
(4)	Earnings as adjusted were inadequate to cover fixed charges by $144.3 million in 2007.
(5)	Earnings as adjusted were inadequate to cover fixed charges by $173.6 million in 2006.
(6)	Earnings as adjusted were inadequate to cover fixed charges by $201.7 million in 2005.

(a)	Includes amortization of deferred financing charges in connection with obtaining long-term bank loans which are comprised mainly of stock-based compensation related to warrants issued to banks.

(b)	Includes amortization of debentures discount, and deferred issuance expenses.

(c)
Includes, mainly, the effective interest of long-term loans based on their terms and the effect of hedge agreements with knock-out and knock-in features and interest expenses in relation to convertible debentures.

(d)
Includes, mainly, the effective capitalized interest of long-term loans based on their terms and the effect of hedge agreements with a knock-out feature, capitalized interest in relation to convertible debentures and deferred financing charges in connection with obtaining long-term bank loans which are comprised mainly of stock-based compensation related to warrants issued to banks.